3 COLUMBUS CIRCLE, 15TH FLOOR

NEW YORK, NY 10019

212-300-6104

January 27, 2016

Via Edgar and E-mail

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Tom Kluck

Re:	Generation Income Properties, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed November 17, 2015 File No. 024-10481

Dear Mr. Kluck:

This letter is submitted on behalf of our client Generation Income Properties, Inc. (the “Company”), regarding the Company’s offering statement Amendment No. 1 on Form 1-A, filed November 17, 2015.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated December 14, 2015; referencing where appropriate the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

Comment: We note your response to comment 1 of our letter. We note that you intend to utilize Calkain Companies and its subsidiaries to provide you services. Please provide a compensation table relating to these entities in accordance with Item 4 of Industry Guide 5. Additionally, please advise whether Calkain Companies or its affiliates have sponsored programs within the meaning of Guide 5, and, if so, please provide the prior performance disclosure required by Item 8 and Appendix II. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Response: As described in the Offering Statement, the Company is “internally managed” and the Company’s sole officer and director will manage the business and affairs of the Company without the involvement of a third-party advisor or manager. Our sole officer and director will be compensated through salary, bonuses, and equity awards, rather than through management fees, commissions or other arrangements common to syndicated real estate limited partnerships. The Company intends to use outside consultants, as necessary, to execute its business; initially intends to engage Calkain Asset Management, a subsidiary of Calkain Companies, to assist with property management. There is no written agreement between the Company and Calkain Asset Management at this time. The disclosure has been updated, to provide further clarity to this topic and the Company has endeavored to provide the disclosure with regard to Item 4 of Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to potential investors. Pursuant to further discussion with the Staff, the Company has provided information of prior performance of the real estate programs sponsored by our sole officer and director.

Market Data, page 4

2.

Comment: We note the statement that you cannot assure the accuracy or completeness of the data prepared by other sources. This statement appears to disclaim the issuer’s responsibility for information in the offering circular. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. Additionally, we note that certain disclosures are attributed to third-party sources, such as Real Capital Analytics. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Item 17(11) of Part II of Form 1-A.

Response: Pursuant to discussion with the Staff, the Company has revised the disclosure in the “Market Data” section. In connection to part two of your comment, the Company respectfully submits that the third party attributed disclosure in the Offering Statement is not expertized disclosure requiring a consent pursuant to Item 17(11) of Part II of Form 1-A. The consent requirements of Item 17(11) of Par II of Form 1-A are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare or certify a valuation, opinion or other report specifically for use in connection with the Offering Statement. By contrast, the information, reports and publications referenced by the Company in the Offering Statement were not prepared specifically for the Company and that the information in the reports is generally available to the public; they are regularly prepared and widely available industry reports and information which were not prepared at the request of the Company or in connection with the Company’s offering and are not in any manner specific to the Company or the offering.

Risk Factors, page 12

3.

Comment: We note your response to comment 6 and your revised disclosure on page 13. We reissue our comment in part. Please expand your risk factor to disclose that if you pay distributions in excess of earnings, this could result in further dilution to shareholders.

Response. The Company has revised the disclosure.

We may incur mortgage indebtedness and other borrowings..page 26

4.

Comment: We note your response to comment 8. We were not able to locate your revisions in response to this comment and therefore reissue our comment. We note your reference to independent directors. It does not appear that you have any independent directors. Please advise or revise your disclosure as appropriate.

Response: The Company has revised the disclosure and confirmed such references are deleted where applicable.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated December 14, 2015.

We have provided a courtesy copy of this letter and two courtesy copies of Amendment No. 2 submitted by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Offering Statement submitted to the Commission on November 17, 2015.

If you should require any additional information or clarification, please do not hesitate to contact me at 212-300-6104.

Sincerely,

/s/ Daniel Mirman

Daniel Mirman

cc.	Mr. David Sobelman, Generation Income Properties, Inc. Ms. Stacie Gorman, Securities and Exchange Commission